

JANUARY 10, 2022 | VANCOUVER, BC

SANDSTORM GOLD ROYALTIES ANNOUNCES RECORD REVENUE AND GOLD EQUIVALENT OUNCES SOLD IN 2021

DESIGNATED NEWS RELEASE

Sandstorm Gold Ltd. ("Sandstorm Gold Royalties" or the "Company") (NYSE: SAND, TSX: SSL) is pleased to report that the Company sold approximately 67,500 attributable gold equivalent ounces[1] and realized preliminary revenue[2] of $114.8 million for the full 2021 year, both representing a record for the Company. During the year, Sandstorm realized preliminary total sales, royalties, and income from other interests[1] of $120.7 million.

During the three months ended December 31, 2021, the Company sold approximately 16,600 attributable gold equivalent ounces[1] and realized preliminary revenue[2] of $29.8 million. Preliminary cost of sales, excluding depletion[2] for the three month period was $3.7 million resulting in cash operating margins[1] of approximately $1,570 per attributable gold equivalent ounce[1]. These results should be read in conjunction with the Company's audited consolidated financial statements for the year ended December 31, 2021 as and when released.

Note 1

Sandstorm Gold Royalties has included certain performance measures in this press release that do not have any standardized meaning prescribed by International Financial Reporting Standards ("IFRS") including (i) attributable gold equivalent ounces (ii) total sales, royalties, and income from other interests, and (iii) cash operating margin. The presentation of these non-IFRS measures is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Other companies may calculate these non-IFRS measures differently. Note these figures have not been audited and are subject to change. (i) As the Company's operations are primarily focused on precious metals, the Company presents attributable gold equivalent ounces as it believes that certain investors use this information to evaluate the Company's performance in comparison to other mining companies in the precious metals mining industry who present results on a similar basis. The Company's royalty and other commodity stream revenue, including adjustments for contractual income relating to those interests (see total sales, royalties, and income from other interests in (ii) below), is converted to an attributable gold equivalent ounce basis by dividing total sales, royalties, and income from other interests, for that period by the average realized gold price per ounce from the Company's gold streams for the same respective period. These attributable gold equivalent ounces when combined with the gold ounces sold from the Company's gold streams equal total attributable gold equivalent ounces sold and may be subject to change. (ii) Total sales, royalties, and income from other interests is calculated by taking total revenue which includes sales and royalty revenue, and adding contractual income relating to royalties, streams and other interests excluding gains and losses on dispositions ($114.8 million + $5.9 million = $120.7 million). The Company presents total sales, royalties, and income from other interests as it believes that certain investors use this information to evaluate the Company's performance in comparison to other streaming and royalty companies in the precious metals mining industry. (iii) The Company presents cash operating margin as it believes that certain investors use this information to evaluate the Company's performance in comparison to other companies in the precious metals mining industry who present results on a similar basis. Cash operating margin is calculated by subtracting cost of sales, excluding depletion from Total Sales, Royalties, and Income from other interests and dividing this figure by attributable gold equivalent ounces sold ([$29.8 million - $3.7 million]/16,600 attributable gold equivalent ounces).

Note 2

These figures have not been audited and are subject to change. As the Company has not yet finished its year-end annual close procedures, and the audit of its 2021 financial statements is not complete, the anticipated financial information presented in this press release is preliminary, subject to final year-end closing adjustments, and may change materially. The information presented above has not been audited by the Company's independent accountants, should not be considered a substitute for audited financial statements, and should not be regarded as a representation by the Company as to the actual financial results.

CONTACT INFORMATION

For more information about Sandstorm Gold Royalties, please visit our website at **www.sandstormgold.com** or email us at **info@sandstormgold.com**.

ERFAN KAZEMI
CHIEF FINANCIAL OFFICER

604 689 0234

KIM BERGEN
CAPITAL MARKETS

604 628 1164

SANDSTORM
GOLD ROYALTIES

NYSE **SAND**   TSX **SSL**

ABOUT SANDSTORM GOLD ROYALTIES

Sandstorm Gold Royalties is a gold royalty company that provides upfront financing to gold mining companies that are looking for capital and in return, receives the right to a percentage of the gold produced from a mine, for the life of the mine. The Company has acquired a portfolio of 230 royalties, of which 29 of the underlying mines are producing. Sandstorm Gold Royalties plans to grow and diversify its low cost production profile through the acquisition of additional gold royalties. For more information visit: www.sandstormgold.com.

CAUTIONARY STATEMENTS TO U.S. SECURITYHOLDERS

The financial information included or incorporated by reference in this press release or the documents referenced herein has been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, which differs from US generally accepted accounting principles ("US GAAP") in certain material respects, and thus are not directly comparable to financial statements prepared in accordance with US GAAP.

The disclosure and information contained or referenced herein uses mineral reserve and mineral resource classification terms that comply with reporting standards in Canada, and mineral reserve and mineral resource estimates are made in accordance with Canadian NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum — CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended (the "CIM Definition Standards"). These standards differ significantly from the mineral reserve disclosure requirements of the United States Securities Exchange Commission (the "SEC") set forth in Industry Guide 7. Consequently, information regarding mineralization contained or referenced herein is not comparable to similar information that would generally be disclosed by U.S. companies under Industry Guide 7 in accordance with the rules of the SEC. Further, the SEC has adopted amendments to its disclosure rules to modernize the mineral property disclosure requirements for issuers whose securities are registered with the SEC under the Securities Exchange Act of 1934 ("Exchange Act"). These amendments became effective February 25, 2019 (the "SEC Modernization Rules") and, commencing for registrants with their first fiscal year beginning on or after January 1, 2021, the SEC Modernization Rules replaced the historical property disclosure requirements included in SEC Industry Guide 7. As a foreign private issuer that files its annual report on Form 40-F with the SEC pursuant to the multi-jurisdictional disclosure system, the Company is not required to provide disclosure on its mineral properties under the SEC Modernization Rules and will continue to provide disclosure under NI 43-101 and the CIM Definition Standards. The SEC Modernization Rules include the adoption of terms describing mineral reserves and mineral resources that are "substantially similar" to the corresponding terms under the CIM Definition, but there are differences in the definitions under the SEC Modernization Rules and the CIM Definition Standards. Accordingly, there is no assurance any mineral reserves or mineral resources that the Company may report as "proven mineral reserves", "probable mineral reserves", "measured mineral resources", "indicated mineral resources" and "inferred mineral resources" under NI 43-101 would be the same had the Company prepared the mineral reserve or mineral resource estimates under the standards adopted under the SEC Modernization Rules. U.S. investors are also cautioned that while the SEC recognizes "measured mineral resources", "indicated mineral resources" and "inferred mineral resources" under the Modernization Rules, investors should not assume that any part or all of the mineralization in these categories will ever be converted into a higher category of mineral resources or into mineral reserves. Mineralization described using these terms has a greater amount of uncertainty as to its existence and feasibility than mineralization that has been characterized as reserves. Accordingly, investors are cautioned not to assume that any measured mineral resources, indicated mineral resources, or inferred mineral resources that the Company reports are or will be economically or legally mineable. Further, "inferred mineral resources" have a greater amount of uncertainty as to their existence and as to whether they can be mined legally or economically. Therefore, U.S. investors are also cautioned not to assume that all or any part of the "inferred mineral resources" exist. Under Canadian securities laws, estimates of "inferred mineral resources" may not form the basis of feasibility or pre-feasibility studies, except in rare cases. For the above reasons, information contained or referenced herein regarding descriptions of our mineral reserve and mineral resource estimates is not comparable to similar information made public by U.S. companies subject to reporting and disclosure requirements of the SEC under either Industry Guide 7 or SEC Modernization Rules.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING INFORMATION

This press release contains "forward-looking statements", within the meaning of the U.S. Securities Act of 1933, the U.S. Securities Exchange Act of 1934, the Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian securities legislation, concerning the business, operations and financial performance and condition of Sandstorm Gold Royalties. Forward-looking statements include, but are not limited to, the future price of gold, silver, copper, iron ore and other metals, the estimation of mineral reserves and resources, realization of mineral reserve estimates, the timing and amount of estimated future production. Forward-looking statements can generally be identified by the use of forward-looking terminology such as "may", "will", "expect", "intend", "estimate", "anticipate", "believe", "continue", "plans", or similar terminology.

Forward-looking statements are made based upon certain assumptions and other important factors that, if untrue, could cause the actual results, performances or achievements of Sandstorm Gold Royalties to be materially different from future results, performances or achievements expressed or implied by such statements. Such statements and information are based on numerous assumptions regarding present and future business strategies and the environment in which Sandstorm Gold Royalties will operate in the future, including the receipt of all required approvals, the price of gold and copper and anticipated costs. Certain important factors that could cause actual results, performances or achievements to differ materially from those in the forward-looking statements include, amongst others, failure to receive necessary approvals, changes in business plans and strategies, market conditions, share price, best use of available cash, gold and other commodity price volatility, discrepancies between actual and estimated production, mineral reserves and resources and metallurgical recoveries, mining operational and development risks relating to the parties which produce the gold or other commodity the Company will purchase, regulatory restrictions, activities by governmental authorities (including changes in taxation), currency fluctuations, the global economic climate, dilution, share price volatility and competition.

Forward-looking statements are subject to known and unknown risks, uncertainties and other important factors that may cause the actual results, level of activity, performance or achievements of the Company to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: the impact of general business and economic conditions, the absence of control over mining operations from which the Company will purchase gold, other commodities or receive royalties from, and risks related to those mining operations, including risks related to international operations, government and environmental regulation, actual results of current exploration activities, conclusions of economic evaluations and changes in project parameters as plans continue to be refined, risks in the marketability of minerals, fluctuations in the price of gold and other commodities, fluctuation in foreign exchange rates and interest rates, stock market volatility, as well as those factors discussed in the section entitled "Risks to Sandstorm" in the Company's annual report for the financial year ended December 31, 2020 and the section entitled "Risk Factors" contained in the Company's annual information form dated March 30, 2021 available at www.sedar.com. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. The Company does not undertake to update any forward-looking statements that are contained or incorporated by reference, except in accordance with applicable securities laws.